<u>INVESTMENT AGREEMENT</u>

By this Investment Agreement and its exhibits (together the "Agreement") and subject to its terms, Nectar of the Gods Corporation dba Black Heath Meadery, a Virginia corporation (the "Company," "we," or "us"), is offering a Revenue Sharing Note (the "Note," <u>Exhibit A</u> below) to investors in a Regulation Crowdfunding offering (the "Offering"). This Offering is made on the Regulation Crowdfunding portal site Round Here, LLC (the "Intermediary") at https://roundhere.co/ (the "Site").

The undersigned investor ("Investor," "you," or "the undersigned") agrees to an investment amount listed below (the "Investment Amount"), on the terms and conditions in this Agreement and the accompanying documentation.

Capitalized terms that are not defined in this Agreement have the meanings given in the Company's Form C and its exhibits, which are available at the Site (the "Disclosures"). Investor agrees that it has received, reviewed, and understood the Disclosures.

The Company agrees to sell to you, and you agree to purchase from the Company, a promissory note as described in this Agreement and in the Disclosures, in the amount set forth below.

We have the right to reject your investment for any reason or for no reason, in our sole discretion. If we reject your investment, any money you have transferred will be returned to you, minus any required charges of the Intermediary that are specific to you.

The undersigned understands that this investment is speculative and involves a high degree of risk. The undersigned understands that this offering is made in reliance upon an exemption from registration provided by the United States' Securities Act of 1933, as amended (the "Securities Act"), as set forth in Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). The undersigned represents and warrants to the Company and Round Here, LLC and intends that the Company and Round Here, LLC rely upon these representations and warranties for the purpose of establishing the acceptability of this subscription offer, as follows:

All of the information you have given to us, whether in this Agreement, at the Site, or otherwise, is accurate and we may rely on it. If any of the information you have given changes before we accept your investment, you will notify us immediately. If any of the information you have given is inaccurate and the Company or the Intermediary is harmed as a result, you will indemnify either or both of the Company or the Intermediary, meaning that you will pay for any such damages.

The undersigned fully understands the nature and the risks of an investment of this type, the factors described in the Disclosures and this Agreement, the tax consequences of such an investment, is capable of bearing the financial risk, and can afford the total loss of the investment amount.

The undersigned has had the opportunity to consult with independent legal, financial, accounting, tax, and other advisors regarding the information in the Offering Materials and this investment. The undersigned understands that nothing in this agreement, the Offering Materials, or any other materials related to this offering contains or constitutes legal, tax, or investment advice.

The undersigned is purchasing this investment for his, her, or its own account, for investment only, and not with any plan for the distribution or resale to anyone else.

The undersigned understands that (a) no state or federal governmental authority has made any finding or determination about this offering or concerning its merits, and (b) this offering nor the offered securities are registered under the Securities Act or any other securities laws, and (c) the SAFE is offered and sold in reliance upon exemptions from such securities laws. The undersigned acknowledges that the Company has disclosed in writing that the transferability of the securities in this offering is very limited and that each purchaser must bear the entire economic risk for an indefinite period and that during the period of this offering and for twelve months from the date of the last sale in the Offering, any permitted resales must be subject to Rule 501(a) of Regulation Crowdfunding (Section 227.501(a)). The undersigned further agrees that it will have no right to require the Company to register any securities offered hereunder.

The undersigned agrees not to directly or indirectly offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, acquire, or take a pledge of) the offered securities except in compliance with the terms of this Agreement, the Offering Materials, and the Securities Act and Rule 501(a) of Regulation Crowdfunding (Section 227.501(a)) thereunder.

The undersigned acknowledges that the Company has provided the opportunity to ask questions and receive answers concerning the Company, the Disclosures, this Subscription Agreement, and any other information provided by the Company to the undersigned. The undersigned acknowledges and accepts the responsibility to inquire of the Company concerning facts that deemed material to its investment decision.

Based on sufficient information and analysis, the undersigned has been able to make an informed decision to subscribe and invest in this offering.

The undersigned has not relied on any representation of the CEO or the Company regarding any return on investment, assurances, accuracy of any statements or information in the Offering Materials, or other matters related to the offering.

The undersigned does not have an overall commitment to investments that are not readily marketable that is disproportionate to its net worth, and its investment in this offering will not cause such an excessive overall commitment. The undersigned also has adequate net worth to sustain a complete loss of its investment. The undersigned has no need for liquidity in this investment.

There are restrictions on an investor's ability to cancel its investment commitment and obtain a return of its investment. The undersigned may cancel its investment commitment for any reason up to 48 hours after the Company's acceptance of this Subscription Agreement by its execution of the signature page. If the undersigned has not canceled its investment commitment within that 48 hours, the subscription shall be irrevocable.

The undersigned is either (a) an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, or (b) the undersigned's investment hereunder, together with any other investments made in any Regulation Crowdfunding offering during the preceding 12-month period does not exceed: (i) the greater of $2,200 or 5 percent of the greater of the investor's annual income or net worth if either the investor's annual income or net worth is less than $124,000; or (ii) 10 percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $124,000, if both the investor's annual income and net worth are equal to or more than $124,000.

The undersigned's principal residence (or principal office in the case of a business entity or trust) was and is as provided by the undersigned to the CEO.

The undersigned agrees that, notwithstanding the place where this agreement and related offering documentation may be executed by any of the parties, all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the Commonwealth of Virginia, without regard to conflicts of laws principles.

The undersigned acknowledges that any legal counsel for the Company is legal counsel solely for the Company and not for the undersigned.

The undersigned acknowledges that the Company's offered investment is speculative and agrees that no guarantees have been made by the Company or the CEO or any of their respective agents, managers, members, employees, attorneys, accountants, or affiliates, about any return on investment or the future financial performance of the Company. The undersigned is not relying upon any guarantee of the Company, the CEO, or any of their respective agents, managers, members, employees, attorneys, accountants, or affiliates.

The undersigned understands that the investment documents include a provision obligating the undersigned to submit disputes to mandatory binding arbitration.

The undersigned recognizes that the Company shall have the right to reject this subscription for any reason, in whole or in part, and return the subscription proceeds without interest. This Subscription Agreement shall be deemed to be accepted by the Company only when it is signed by an authorized representative of the Company. The undersigned agrees to indemnify and hold harmless the Company and its managers, members, employees, agents, representatives, and affiliates, and any person acting on behalf of the Company, including, without limitation, the CEO and persons affiliated with the CEO, from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees) relating to any misrepresentation or breach by the undersigned herein or in any other document provided by the undersigned to the Company or its representatives.

IN WITNESS WHEREOF, the undersigned have executed this Investment Agreement, agreeing to all terms herein, including but not limited to the terms of its Exhibit A, in association with the purchase of a $_____ Revenue Sharing Note

INVESTOR
Investor Legal Name: _____

Signature of Investor: _____

Title: _____

Date Signed: _____

Tax ID: _____

Street Address: _____

City, State, Zip: _____

Phone Number: _____

Email Address: _____

This Investment Agreement is accepted by the Company as of the Effective Date below.

Effective Date: _____

COMPANY: Nectar of the Gods Corporation, dba Black Heath Meadery

By: William R. Cavender

Printed: _____

Title: CEO

Revenue Sharing Note

THIS REVENUE SHARING NOTE (THE "NOTE") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. THIS NOTE MAY NOT BE SOLD OR TRANSFERRED WITHOUT THE EXPRESS WRITTEN CONSENT OF THE COMPANY AND COMPLYING WITH SECURITIES LAWS.

THIS NOTE REPRESENTS THE OBLIGATION OF NECTAR OF THE GODS CORPORATION dba BLACK HEATH MEADERY (THE "COMPANY") AND WAS ISSUED PURSUANT TO (i) AN OFFERING MEMORANDUM FILED WITH THE SEC IN CONJUNCTION WITH THE COMPANY'S FORM C, AND (ii) THE INVESTMENT AGREEMENT, WHICH ARE AVAILABLE FOR REVIEW AT https://roundhere.co/ (THE "SITE").

CAPITALIZED TERMS THAT ARE NOT OTHERWISE DEFINED IN THIS NOTE HAVE THE MEANINGS GIVEN TO THEM IN OTHER DOCUMENTS RELATED TO THE OFFERING OF THIS NOTE.

This Note is issued by Nectar of the Gods Corporation dba Black Heath Meadery (the "Company"). This Note is an obligation of the Company to pay periodic amounts to the Investor based on the calculations explained herein.

I.   KEY TERMS

Per-Investor Minimum	$500
Payment Interval	Annual
Revenue Sharing Aggregate (across all investors)	from 1% at the offering minimum of $10,000 up to 12.4% at the offering maximum of $124,000
Investor's Sharing Percentage	Investor's percent of Sharing Aggregate multiplied by Revenue (as "Revenue" is defined in this Exhibit A)
Maturity Date (repayment ends)	for the period ending September 30, 2028, being 5 years from the first payment date
Maximum Repayment	2x investment, first $25,000 raised 1.5x investment, all other investors
First Payment	Calculated as of September 30, 2024, paid within 30 days thereafter

II.   DEFINITIONS

In this Note and any related documentation, the following words have the following meanings:

"Investor" refers to the person or entity investing in this Note offering.

"Revenue" means the Company's total income from (a) point of sale at its second location on Dabney Road in Richmond, Virginia, the development of which will be supported by the proceeds of this investment offering, and (b) the sale of new products from this second location, the development of which will be supported by the proceeds of this investment offering; with these amounts net only of (i) location rent that is attributable to the second location second location on Dabney Road in Richmond, Virginia, and (ii) tax payments.

"Revenue Sharing Aggregate" is the total percentage of Company revenue to be shared with Note investors as a group.

"Investor's Sharing Percentage" is each Investor's share of the Revenue Sharing Aggregate, as determined by the calculation in the Key Terms section of this Exhibit A, above.

"Maturity Date" is the date by which all payments on the Note will be paid, regardless of the amount that has been paid.

"Maximum Repayment" is the most that any Investor can be paid in connection with the Note, over the total life of the Note, determined as a multiple (i.e., 2x) of the amount invested by the Investor.

III.   Determination of the Revenue Sharing Aggregate

The Revenue Sharing Aggregate will be determined by the total amount raised in the offering by the sales of Notes to all investors. If the minimum amount of the offering is raised, the Revenue Sharing Aggregate will be the percentage shown as "at the offering minimum" in the Key Terms area of this Note, above. If the maximum amount of the offering is raised, the Revenue Sharing Aggregate will be the percentage shown as "at the offering maximum" in the Key Terms area of this Note, above. For all other amounts raised in the offering as a whole, the Revenue Sharing Aggregate will be a proportional percentage between those two minimum and maximum percentages.

IV.   Determination of the Investor's Sharing Percentage

The Investor's Sharing Percentage is the calculation that will be used to determine each Investor's percentage of revenue sharing. It will be determined by multiplying the Company's Revenue for each Payment Interval (listed above in the Key Terms) by the Investor's share of the Revenue Sharing Aggregate, which Investor's share is the percentage derived by dividing the amount of the Investor's investment by the total raised in the offering. For purposes of illustration only and making no projections or guarantees as to Revenue, if the total raised from all investors in an offering with similar terms were $124,000.00, the Revenue Sharing Aggregate would be 12.4%. For purposes of illustration only and making no projections or guarantees as to Revenue, if an Investor invests $5,000.00 and the Company's Revenue for a given Payment Interval is $500,000.00, that Investor will receive $5,000.00 for that single Payment Interval.

V.   Payments, Total of Payments, End of Payments

Payments on this Note will commence at the first payment time that is listed above in Key Terms. Payments will continue until the first to occur of (i) repayment of the Maximum Repayment, or (ii) the Maturity Date. After the first to occur of (i) or (ii), and without the need for any further actions, documentation, or consents of any party, the Note will be satisfied, cancelled, and of no further effect.

Payments will be made either (i) by paper check sent to each Investor at its address given to the Company at the time of each investment unless changed by written notice received and acknowledged by the Company from the email address used by the investor at the time of its investment, (ii) by electronic check sent to each Investor at the email address used by the Investor at the time of its investment, or (iii) by ACH transfer to each investor's chosen bank account, at the Company's option. In the event that confirmation or updating of any payment or address details, or the collection of account information to enable ACH payments, is needed by the Company in order to process payment to an Investor, failure of an Investor promptly to respond to requests for such information shall be cause for the delay or the termination of any obligation by the Company to make payments.

This Note is not secured, and it is or may later be subordinated to other Company debt owed to lending institutions.